							EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES
The following table sets forth the ratio of earnings to fixed charges for Southern Union on a historical basis for the three months ended June 30, 2009 and the years ended December 31, 2008, 2007, 2006 and 2005, the six months ended December 31, 2004, and the year ended June 30, 2004.  For the purpose of calculating such ratios, “earnings” consist of pre-tax income from continuing operations before income or loss from equity investees, adjusted to reflect distributed income from equity investments, and fixed charges, less capitalized interest.  “Fixed charges” consist of interest costs, amortization of debt discount, premiums and issuance costs and an estimate of interest implicit in rentals.  No adjustment has been made to earnings for the amortization of capital interest for the periods presented as such amount is immaterial.  Interest on FIN 48 liabilities is excluded from the computation of fixed charges as it is recorded by Southern Union in income tax expense versus interest expense.

	6 Months Ended					6 Months Ended	Year Ended
	June 30,	Year Ended December 31,				December 31,	June 30,
	2009	2008	2007	2006	2005	2004	2004
	(In thousands)
FIXED CHARGES:
Interest Expense	$ 94,757	$ 204,272	$ 202,403	$ 202,513	$ 132,971	$ 65,344	$ 137,967
Net amortization of debt discount, premium and
issuance expense	1,978	3,136	743	12,130	2,186	(446)	(10,100)
Capitalized Interest	11,765	18,963	14,708	5,492	8,950	2,614	3,865
Interest portion of rental expense	4,170	6,386	6,645	6,234	6,700	3,152	5,940

Total Fixed Charges	$ 112,670	$ 232,757	$ 224,499	$ 226,369	$ 150,807	$ 70,664	$ 137,672

EARNINGS:
Consolidated pre-tax income (loss) from
continuing operations	$ 112,987	$ 399,926	$ 323,970	$ 326,330	$ 203,148	$ 16,954	$ 106,468
Earnings of equity investments	(39,267)	(75,030)	(100,914)	(141,370)	(70,742)	(4,745)	(200)
Distributed income from equity investments	-	77,150	103,550	62,637	15,203	-	174
Capitalized interest	(11,765)	(18,963)	(14,708)	(5,492)	(8,950)	(2,614)	(3,865)
Total fixed charges (from above)	112,670	232,757	224,499	226,369	150,807	70,664	137,672

Earnings Available for Fixed Charges	$ 174,625	$ 615,840	$ 536,397	$ 468,474	$ 289,466	$ 80,259	$ 240,249

Ratio of Earnings to Fixed Charges	1.5	2.6	2.4	2.1	1.9	1.1	1.7